U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549

FORM 4

[  ] Check box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.
     See Instruction l(b)

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                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person
     Vassell     William      C.
   ---------------------------------------
   (Last)       (First)      (Middle)

     c/o Command Security Corporation
     Lexington Park, Route 55
   ---------------------------------------
   (Street)

     Lagrangeville, NY 12540
   ---------------------------------------
   (City)    (State)    (Zip)


2. Issuer Name and Ticker or Trading Symbol
     CMMD


3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year
     01/99


5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)
   __X__ Director                               __X__ 10% Owner
   __X__ Officer (give title below*)            _____ Other (specify below)

         Chairman of the Board


Table 1 - Non-Derivative Securities, Acquired, Disposed of, or
Beneficially Owned


1. Title of Security (Instr. 3)
     Common
     Common
     Common

2. Transaction Date
   (Month/Day/Year)
     01/19/99
     01/19/99
     01/19/99

3. Transaction Code
   (Instr. 8)
   Code     P
   Code     P
   Code     P


4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
   Amount        (A) or (D)          Price
     1,500         A                   $1.25
     1,000         A                   $1.22
     2,500         A                   $1.31

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 1,105,950
     1,105,950
     1,105,950

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
     D
     D
     D

7. Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly (over)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


 1. Title Derivative Security (Instr. 3)
      Warrants

 2. Conversion or Exercise Price Of Derivative Security
      3.25

 3. Transaction Date (Month/Day/Year)


 4. Transaction Code (Inst. 8)


 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)




 6. Date Exercisable and Expiration Date (Month/Day/Year)
    Date Exercisable     Expiration Date
                           5/15/99

 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
    Title                    Amount or Number of Shares
      Common

 8. Price of Derivative Security (Instr. 5)

 9. Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
      125,000

10. Ownership Form of Derivative Security: Direct (D) Indirect (I) (Instr.4)
      D

11. Nature of Indirect Beneficial Ownership (Instr.4)



Explanation of Responses:



/s/ William C. Vassell                        2/17/99
-------------------------------               ------------------
**Signature of Reporting Person                Date


**Intentional misstatements or omissions of fact constitute Federal criminal violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If the space provided is insufficient, see Instruction 6 for procedure.